UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-31353
Emulex Corporation
(Exact name of registrant as specified in its charter)
3333 Susan Street
Costa Mesa, California 92626
(714) 662-5600
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
Rights to purchase one one-thousandth of a share of Series A Junior
Participating Preferred Stock, $0.01 par value per share*
(Title of each class of securities covered by this Form)
Common Stock, $0.10 par value per share
Rights to purchase one one-thousandth of a share of Series A Junior
Participating Preferred Stock, $0.01 par value per share**
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date:      0
Pursuant to the requirements of the Securities Exchange Act of 1934, Emulex Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	February 18, 2009		Emulex Corporation

		By:	/s/ James M. McCluney
James M. McCluney
Chief Executive Officer and President

*	The preferred stock purchase rights expired on January 19, 2009, pursuant to the terms of the rights agreement, dated as of January 19, 1989, between Emulex Corporation and Mellon Investor Services LLC (as successor rights agent to First Interstate Bank, Ltd.), as amended.
**	Issued pursuant to that certain Rights Agreement, dated as of January 15, 2009, between Emulex Corporation and Mellon Investor Services LLC.